UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

CHINA INTERNET CAFÉ HOLDINGS GROUP, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16950J203

(CUSIP Number)

Stephen S. Taylor, Jr.

c/o Taylor Asset Management, Inc.

714 S. Dearborn St. 2nd Floor

Chicago, IL 60605

Phone # (312) 583-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16950J203	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Taylor Asset Management Inc FEIN# 26-0448554
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 305,571 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 305,571 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,571
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.51%
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	Mr. Stephen S. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. (“TIF”). Mr. Taylor is the Chairman of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

CUSIP No. 16950J203	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen S Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 354,490 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 354,490 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,490 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN;IA

(1)	Consists of 48,919 shares owned by Mr. Stephen S. Taylor and 305,571 shares owned by Taylor International Fund, Ltd. (“TIF”). Mr. Taylor may be deemed to hold an indirect beneficial interest in shares that are directly beneficially owned by TIF. Mr. Taylor is the Chairman of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

CUSIP No. 16950J203	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer China Internet Café Holdings Group, INC

(b)

Address of Issuer’s Principal Executive Offices
505 Lianheng Commercial Building, 5th Floor,

Ainan Road No. 391, Nanlian Community,

Longgang Street Office, Longgang District,

Shenzhen, Guangdong Province, People's Republic of China 518116

Item 2.

(a)-(c)	This Schedule 13G is filed by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor (together with TAM, the “Reporting Party”). TAM is an Illinois corporation located at 714 S. Dearborn Street, 2 nd Floor Chicago, IL 60605, with the telephone number (312) 583-0500. Mr. Taylor, a citizen of the United States of America, has a business address at 714 S. Dearborn Street, 2 nd Floor Chicago, IL 60605.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 16950J203

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 16950J203	13G	Page 5 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(d)	Mr. Taylor has direct beneficial ownership of 48,919 shares of the Issuer. TIF has direct beneficial ownership of 305,571 shares of the Issuer. Mr. Taylor is the Chairman of Taylor Asset Management Inc., which is the Investment Manager of TIF. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 1,411,728 shares of the Issuer constituting of 6.4% of the Issuer's shares of Common Stock outstanding as of December 31, 2016.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16950J203	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/31/2016 Date

/s/ Stephen S Taylor Signature
Stephen S Taylor Chairman: Taylor Asset Management Portfolio Manager: Taylor International Fund, LTD
Name/Title

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 31st day of December, 2016, by and among Taylor International Fund, Ltd., Taylor Asset Management Inc, and Stephen S. Taylor.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Saratoga Resources that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

Stephen S Taylor
By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually